FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 23, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) Nr. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 30, 2020

Date, Time and Place: The meeting was held on June 30, 2020, at 7:30 p.m., at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, in the City of São Paulo, State of São Paulo.

Call Notice and Attendance: All members of the Board of Directors were properly convened, pursuant to Section 20, Paragraph 1, of the Company’s Bylaws, and, therefore, the meeting was duly started with the attendance of the Board Members that sign these minutes. The attendance of the Board Members via call conference and video conference, respectively, is authorized, as permitted by Section 20, head paragraph, of the Bylaws.

Presiding Board: Chairman: Eduardo S. Elsztain; and Secretary: André Guillaumon.

Agenda: To resolve on: (i) the approval of the sale of one thousand and five hundred hectares (1,500 ha) of arable land from Fazenda Jatobá, located in the Municipality of Jaborandi/BA (“Fazenda Jatobá” and “CVC Fazenda Jatobá”, respectively); (ii) the approval of an agricultural partnership involving the area of three thousand four hundred and thirty hectares (3,430 ha) of arable land from Fazenda Jatobá for a period of four (4) years; as well as (iii) the extension of the currently in-force agricultural partnership of seven thousand six hundred and nineteen hectares (7,619 ha) of arable land from Fazenda Jatobá for an additional period of five (5) years.

Resolutions: Beginning the meeting, the Board members examined and discussed the items on the agenda and unanimously approved, without any reservations or restrictions, the following:

1.	Approval of the sale of 1,500 agricultural hectares of Fazenda Jatobá, by Imobiliária Jaborandi, for the total price of four hundred and fifty thousand (450,000) bags of soybeans, that is, in the ratio of three hundred (300) bags of soybeans per useful/arable hectare, the payment due as follows: twenty percent (20%) this year, and eighty percent (80%) in successive annual installments, that is, the amount, in national currency, equivalent to fifty-two thousand six hundred and thirty-two (52,632) bags of soybeans, already priced at R$ 95.00 (ninety-five Brazilian Reais) and, therefore, equivalent to five million Brazilian Reais (R$ 5,000,000.00) as a first installment, to be paid on June 30, 2020; the amount equivalent to thirty-seven thousand three hundred and sixty-eight (37,368) bags of soybeans, already priced at ninety-five Brazilian Reais (R$ 95.00) and, therefore, equivalent to three million, five hundred and fifty thousand Brazilian Reais (R$ 3,550,000.00) as a second installment, to be paid on August 30, 2020, and six (06) installments falling due on June 30 of the following years, with the last installment due on June 30, 2026;

2.	Approval of an agricultural partnership of 3,430 hectares of Fazenda Jatobá, by Imobiliária Jaborandi, for a period of four (4) years at the price of fifteen percent (15%) of the soybean production of the harvest of the years 2022/2023 and 2023/2024; and

3.	Approval of the extension of the currently in-force agricultural partnership involving the area of seven thousand six hundred and nineteen hectares (7,619 ha) or arable land from Fazenda Jatobá for a period of five (5) additional years, counted as of Jul/2023.

After that, the Board Members also authorized the Company's Executive Board to perform any and all acts and/or to execute any and all documents, including but not limited to private instruments, contracts, power-of-attorney and/or public deeds related to CVC Fazenda Jatobá and/or necessary for the respective implementation of the agricultural partnerships(s) approved/renewed.

Closing: There being no further matters to discuss, the minutes were drafted, approved and signed by all members of the Board of Directors attending the meeting, and also by the Chairman and Secretary of the Presiding Board.

Signatures: Chairman of the Presiding Board: Eduardo S. Elsztain. Secretary: André Guillaumon. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain; Alejandro Gustavo Casaretto; Carlos María Blousson; Isaac Selim Sutton; João de Almeida Sampaio Filho, Bruno Magalhães and Camilo Marcantonio.

I certify that the above is a translation of the summarized resolutions of the minutes drawn up in the Book of Minutes of the Meetings of the Board of Directors.

São Paulo, June 30, 2020.

André Guillaumon
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

2